April 18, 2017

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: John Reynolds, Assistant Director
100 F Street, N.E.
Washington, D.C. 20549

Re:	Application for Qualification of Trust Indentures on Form T-3 (No. 022-29039) of Banro Corporation

Ladies and Gentlemen:

On behalf of Banro Corporation (the “Company”), and pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, and Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Application for Qualification of Trust Indentures on Form T-3 be accelerated to 3:00 p.m., Washington, D.C. time, on April 18, 2017, or as soon thereafter as practicable.

Banro Corporation hereby authorizes Erin McCrady, an attorney with our outside legal counsel, Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.

Please contact Erin McCrady of Dorsey & Whitney LLP at (406) 329-5585 with any questions with respect to this request.

Sincerely,
Banro Corporation

/s/ Geoffrey G. Farr
Geoffrey G. Farr
Vice President, General Counsel and Corporate
Secretary

cc:	Erin McCrady, Dorsey & Whitney LLP